Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoSun Inc.
1217 Ellis Street
Cincinnati, OH 45223
https://www.gosun.co

Up to $3,930,000.00 in Series A Preferred Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GoSun Inc.
Address: 1217 Ellis Street, Cincinnati, OH 45223
State of Incorporation: DE
Date Incorporated: December 21, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Series A Preferred Stock
Offering Maximum: $3,930,000.00 | 786,000 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Live Offering Company Perks:

Investments start at $250 minimum, all investors receive the GoSun VIP Preferred Pass to get 10% off anything at gosun.com

$1,000 | GoSun Go Package: package includes an ultra-portable solar oven, valued at $139

$2,500+ | GoSun Sport Pro Pack: valued at $379

$5,000+ | 5% bonus shares + Ultimate Fusion Bundle: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, 30watt flexible solar panel, carrying case and two small solar lights. Valued at $1,014

$20,000+ |10% bonus shares + Complete Solar Kitchen: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, GoSun Chill ice-free portable fridge and collapsible 60watt Solar Table. Let's you cook, cool, and charge - anytime, anywhere. Valued at $1,699 And

Free weekend staycation at GoSun Tiny House

* International investors will be contacted individually to resolve shipping and logistics.

*Perks are by threshold and won't include lower tiers.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GoSun will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock shares at $5.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

GoSun is a manufacturer of breakthrough portable solar products that provide everyday solutions without ice, fire or fuel. We meet essential needs for recreation and for emergencies with solar: ovens, coolers, battery chargers, lights, water purifier and sanitation, coffee brewing, and an off-grid solar tiny house. Our solar-powered products are also suited for the developing world. Since our products produce no emissions, we are a solution to combat climate change.

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices and solar products that are sold to customers through e-commerce and retail stores. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Competitors and Industry

Very few products in today's recreation and emergency preparation marketplaces are clean or capable of running on renewable energy. Previous clean tech products were insufficient for our fast-paced lifestyle; they are too big, too slow and not user-friendly. For the portability and cost, GoSun's patented products have the very best performance. GoSun is one of the only solar appliance manufacturers to enter the mainstream marketplace (Ace hardware, REI, Home Depot, etc.).

List of Competitors:

Coleman makes outdoor recreation gear primarily for camping. Products are built at high volume with low margins, and they do not run off of solar energy.

Yeti makes quality food and beverage storage products for outdoor recreation. Leveraging influencer marketing has made them very popular, but their products lack modern technology that will prove to be far superior and easier for the end consumer experience.

Bio-lite Energy sells products that use wood as an energy source, and has started to broaden its line of products to include solar charging products. They have done significant business in sub-Saharan Africa and India with improved cookstoves using solid fuels.

Goal Zero makes consumer solar energy products with retail appeal, but they do not focus on applications for cooking, refrigeration or personal power. They mainly build solutions for energy storage, delivery and lighting.

Current Stage and Roadmap

Having sold over 50,000 products, GoSun has over 50 individual products currently in the marketplace. Our current products in production include: Solar Cooking, Solar Lighting, Solar Cooling, Water Purification and Sanitation, Coffee Brewing and Solar Charging. GoSun encourages customers to build a complete off-grid kitchen that meets the needs of cooking, cooling, brewing, cleaning, purifying and power.

Products are sold directly from our website (www.gosun.co), and through dealers such as Amazon and REI in the USA. We also have distributors throughout the world and have shipped products to over 80 countries internationally.

GoSun's Tiny Home and Van Life product line is in the development stage and should be finalized by Q3 2021. Most of the core energy components of these anticipated products will incorporate GoSun's existing technology.

The Team

Officers and Directors

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary, CEO
  Dates of Service: December 25, 2016 - Present
  Responsibilities: Manage and Direct the Company. Salary $63.5K per year plus 83,333 stock options per year.

Name: Gary Starr

Gary Starr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Business Development
  Dates of Service: December 24, 2016 - Present
  Responsibilities: Marketing and Sales. Salary $60K per year plus 83,333 stock options per year.

Name: Glen MacGillivray

Glen MacGillivray's current primary role is with Glenergy. Glen MacGillivray currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2018 - Present
  Responsibilities: No salary per year, plus 16,666 stock options per year.

Other business experience in the past three years:

- **Employer:** Glenergy
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Direct Operations

Name: Emily Zaebst

Emily Zaebst's current primary role is with City of Cincinnati Health Dept.. Emily Zaebst currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Board Member. No salary and 8,333 stock options per year.

Other business experience in the past three years:

- **Employer:** City of Cincinnati Health Dept.
  Title: Nurse Practitioner

Dates of Service: August 12, 2016 - Present
Responsibilities: Manage school-based, community health clinic

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Preferred Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, limited customers, and limited revenue. If you are

investing in this company, it's because you think that GoSun has a good mix of products, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns fiver trademarks, several copyrights, and several Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the

data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GoSun Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoSun Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trade War with China
Currently, the USA is in a trade war with China. Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-25% can effect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future. Shipping rates are increasing from China.

The Company is a business that has sustained net losses in the past.
There is no assurance that the Company will be profitable in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Sherwin	6,140,000	Common Stock	51.0%
Gary Starr	2,500,000	Common Stock	21.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 786,000 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 11,978,385 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $608,587.00
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified financing round

Material Rights

There are no material rights associated with Convertible Notes.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

preferred liquidation rights

15% vip discount on all gosun products

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $599,460.00
  Use of proceeds: New Product development, marketing
  Date: July 31, 2017
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $475,000.00
  Number of Securities Sold: 792,167
  Use of proceeds: Research and Development, Marketing
  Date: October 31, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,068,392.00
  Number of Securities Sold: 859,806
  Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 25% of funds Promotion to drive sales globally, build a wider audience and engage in public relations. Research & Development 25% of funds Develop, refine and test new products for the outdoors and emergency management markets. Build prototypes, assess market opportunity, survey audiences. Operations 18% of funds Further establish operations in international locations. Expand logistics team, facilitate customer service, boost accounting infrastructure. Inventory 15% of funds Increase available supply for sales, distribution and events. Especially for peak season, emergency management and international partners in emerging markets. Company Employment 13.5% of funds Increase headquarters staff to boost sales, marketing and developments. Hire talented designers and change makers to increase GoSun's reach into mainstream markets.
  Date: September 03, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

GoSun Inc. (the "Company"), is a corporation organized December 21, 2016 under the laws of

Delaware. The Company manufactures fuel-free cooking devices, solar coolers, solar battery chargers solar lights and other solar items that are sold to customers through its e-commerce website and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Over the past two years, the Company has increased revenue 109.9% from $1,869,934 in 2019, to $3,925,165 in 2020. Our expenses increased from $1,054,225 in 2019 to $1,920,098 in 2020. Operating losses dropped from 2019 at ($251,950) compared to the generation of profits in 2020 at $2,783. In trend summary, the Company is earning more revenue and reduced fixed overhead costs by contracting out advertising oversight and by focusing on its higher-margin e-commerce website rather than wholesale/dealer marketing. The Company is focusing on higher-margin products that can be sold directly to its growing customer base and adding new products that increase customer audiences. The Company believes that based on current sales, that this trend will continue in the future, however, we cannot assure that this trend will continue, especially with the unknown economic situation due to COVID-19.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees as the cost of goods sold in the statement of operations.

Historical results and cash flows:

It is reasonable to project revenues similar to previous years detailed in financial statements. GoSun anticipates regular operations to ensue, with sales coming for a variety of channels. During each of the past two years, a portion of the year's revenues came from crowdfunded products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

GoSun Inc. has approximately $1,100,000 in cash on hand as of March 31, 2021, plus an unused line of credit of $250,000. The current Reg CF fundraise on StartEngine.com is anticipated to increase cash on hand as capital is being raised, and sales increased as of March 31, 2021. This capital should allow the company to operate for the next couple of years, even given an economic downturn. The Company has no long-term cash obligations and has a very low fixed overhead.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical for operations. The funds do support growth and for funding our new products. The Company has cash on hand and a Line of Credit. The Company can downsize and tap into the Line of Credit if absolutely necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As previously mentioned, capital is needed to fund growth. The funds raised will increase the liquid cash available. If the maximum funds are raised, we believe it will increase the cash on hand by approximately 40%.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate being able to run the company for two years if the minimum raise is reached based on the last two years of operations. The Company has minimal fixed operating costs and no long-term leases or debt, except for the Convertible Note from Seed Round in 2017. If only the minimum is raised, the company can lower its overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

As of March 31, 2021, the Company has seen an increase in sales over 2020. The Company does provide products that provide more independence and resilience since they do not depend on outside fuel or power sources. The Company cannot assure that this trend will continue, or if due to the current economic uncertainties, customers will continue to purchase the Company's products. Prior to the pandemic, the Company had an average monthly loss of about $25,000 in cash flow. In 2020, the Company was cash flow positive, there can not be any assurance that this trend will continue in 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

GoSun has a $250,000 Line of Credit. As we grow, we plan to perform future capital raises, product crowdfunding campaigns and apply for foundation grants.

Indebtedness

- **Creditor:** Line of Credit
  Amount Owed: $250,000.00
  Interest Rate: 2.5%
  In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (7.0% as of December 31, 2019). The Company did not draw on this line of credit during 2019, and the balance on the line of credit was $0 as of December 31, 2019. The line of credit matured in October 2019 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

- **Creditor:** Loan Payable (PPP)
  Amount Owed: $35,500.00
  Interest Rate: 1.0%
  In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $35,500, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent,

and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

- **Creditor:** Crowd Note agreements
  Amount Owed: $599,460.00
  Interest Rate: 5.0%
  During 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowd funding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date. The Crowd Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,433 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a 60-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2020, $479,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $30,143 for a carrying balance of $449,289. Amortization on these discounts of $18,087 was recognized during the years ended December 31, 2020 and 2019, respectively. The Company accrued interest of $23,972 against these notes during the year ended December 31, 2020, of which none was paid so the full amount of $77,912 remained outstanding as accrued interest payable on the consolidated balance sheets as of December 31, 2020.

Related Party Transactions

Valuation

Pre-Money Valuation: $59,891,925.00

Valuation Details:

GoSun is in a unique position within the burgeoning solar energy industry as one of a small number of companies focused on portable consumer solar-powered products. Many have declared that solar will be the dominant source for energy on the planet within the next two decades.

Several major trends are driving GoSun's business growth and its markets. These trends fall into two categories: First, people are seeking more independence and comfort when outdoors, the Outdoor Recreation industry is growing rapidly and needing cleantech. innovation. Secondly, as Climate Change events become more apparent, people and institutions are seeking tools to build resilience, to meet essential needs.

Comps from the Solar Industry like Sunnova Energy: has no profits, valued at 27 X of sales. See Sunnova Energy International Inc. (NYSE: NOVA). Over the past 12 months, the stock has added about 290% to its share price. The company made Goldman's Americas Conviction Buy List, and the analysts have raised their price target on the stock from $45 to $60. The mean target is $40.50, even though Sunnova is not expected to post a profit for two more years. The stock trades at a multiple of 26.8 to expected sales in 2020 and 19.9 in 2021.
Enphase valuation is at 32 X sales. Goldman Sachs raised its rating on Enphase from Neutral to Buy and lifted the price target from $258 to $313. Price to Revenue Ratio (TTM)<32.21

Shoals Technologies is a way to play the solar boom. The company now trades at 31 times sales. Shoals Technologies (SHLS) has seen a successful public offering as investors like the prospects for solar suppliers and renewable energy at large. I like the business and the fact that it's solidly profitable, yet trading at over 30 times sales.

* *The GoSun valuation was determined internally without a formal-third party independent evaluation. The valuation is based on the total number of common shares outstanding (11,978,385 shares). The total number of shares outstanding on a fully diluted basis (13,073,662 shares) includes 11,978,385 shares issued and 1,095,277 shares issued pursuant to stock options.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  86.5%
  New product development
- *Marketing*
  10.0%
  On going marketing efforts of the Company's core products.

If we raise the over allotment amount of $3,930,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  30.0%
  As the Company revenues increase, it is important to increase inventory on hand in order to meet these revenues

- *Marketing*
  30.0%
  The Company is increasing its marketing and advertising outreach to continue its revenue growth

- *Working Capital*
  20.0%
  As the Company is growing rapidly, additional working capital is needed to fund all areas of the company

- *Research & Development*
  16.5%
  New product development to meet the company's goals of releasing new products every year is a key component of the Company's success.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gosun.co (https://www.gosun.co/pages/investment).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gosun

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoSun Inc.

[See attached]

GOSUN INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

GOSUN INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
GoSun, Inc.

Opinion

We have audited the financial statements of GoSun, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

March 4, 2022
Los Angeles, California

GOSUN INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	$ 1,490,581	$ 1,233,581
Accounts receivable	39,038	71,186
Other receivables	79,790	39,646
Inventory	2,121,540	889,922
Prepaid expenses	27,412	52,313
Total current assets	3,758,361	2,286,649
Property and equipment, net	57,555	64,458
Intangible assets, net	38,338	27,271
Investments	100,000	100,000
Deposits	7,504	7,504
Total assets	$ 3,961,758	$ 2,485,882
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 134,507	$ 84,302
Deferred revenue	759,303	757,625
Total current liabilities	893,810	841,927
Crowd note agreements liability, net of unamortized discount	-	449,289
Accrued interest	-	77,912
Loan payable	-	35,500
Total liabilities	893,810	1,404,628
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, 958,903 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	96	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 12,020,358 and 11,978,395 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,202	1,171
Additional paid in capital	3,991,501	1,973,934
Accumulated deficit	(924,851)	(893,851)
Total stockholders' equity	3,067,948	1,081,254
Total liabilities and stockholders' equity	$ 3,961,758	$ 2,485,882

The accompanying notes are an integral part of these financial statements.

GOSUN INC.

CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,	
	2021	2020
Revenues	$ 5,872,726	$ 3,925,165
Cost of sales	3,381,827	1,973,993
Gross profit	2,490,899	1,951,172
Operating expenses:		
General and administration	622,475	320,162
Sales and marketing	1,575,337	1,301,601
Research and development	306,431	298,336
Total operating expenses	2,504,243	1,920,098
Income (loss) from operations	(13,344)	31,074
Other income (expense):		
Interest expense	(63,404)	(42,059)
Interest income	506	5,383
Other income	45,242	8,385
Total other income (expenses)	(17,656)	(28,291)
Net income (loss)	$ (31,000)	$ 2,783

The accompanying notes are an integral part of these financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	-	$ -	11,398,194	$ 1,113	$ 1,106,958	$ (896,634)	$ 211,437
StartEngine equity issuance	-	-	541,729	54	733,386	-	733,440
StartEngine equity issuance costs	-	-	-	-	(79,533)	-	(79,533)
Issuance of common stock for investment	-	-	38,462	4	49,996	-	50,000
Stock-based compensation	-	-	-	-	163,127	-	163,127
Net income	-	-	-	-	-	2,783	2,783
Balance at December 31, 2020	-	-	11,978,385	1,171	1,973,934	(893,851)	1,081,254
StartEngine equity issuance	238,438	24	-	-	1,192,165	-	1,192,189
StartEngine equity issuance costs	-	-	16,973	29	(116,630)	-	(116,602)
Conversion of notes into preferred sotck	720,465	72	-	-	590,532	-	590,604
Exercise of stock options	-	-	25,000	3	32,498	-	32,500
Stock-based compensation	-	-	-	-	319,001	-	319,001
Net loss	-	-	-	-	-	(31,000)	(31,000)
Balance at December 31, 2021	958,903	$ 96	12,020,358	$ 1,202	$ 3,991,501	$ (924,851)	$ 3,067,948

The accompanying notes are an integral part of these financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:		
Net income (loss)	$ (31,000)	$ 2,783
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	43,745	35,206
Amortization of debt issuance costs	30,143	18,087
Stock-based compensation	319,001	163,127
Changes in operating assets and liabilities:		
Accounts receivable	32,148	(65,104)
Other receivables	(40,144)	62,351
Inventory	(1,231,618)	(424,913)
Prepaid expenses	24,901	(3,678)
Accounts payable and accrued liabilities	47,966	(10,475)
Deferred revenue	1,678	133,857
Accrued interest	-	23,972
Net cash used in operating activities	(803,179)	(64,789)
Cash flows from investing activities:		
Purchase of property and equipment	(33,347)	(31,032)
Sale of property and equipment	-	-
Intangible assets	(14,562)	(3,163)
Deposits	-	(5,904)
Cost method investment	-	(50,000)
Net cash used in investing activities	(47,909)	(90,099)
Cash flows from financing activities:		
Proceeds from StartEngine raise, net of issuance costs	1,075,587	653,853
Proceeds from PPP loan	-	35,500
Exercise of stock options	32,500	-
Net cash provided by financing activities	1,108,087	689,353
Net increase (decrease) in cash	257,000	534,465
Cash at beginning of period	1,233,581	699,115
Cash at end of period	$ 1,490,581	$ 1,233,581
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Common stock issued for investment	$ -	$ 50,000
Conversion of notes and accrued interest into preferred stock	$ 590,604	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures, solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash balances included $1,240,581 in excess of the FDIC insured limits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account Receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full. There was no provision for doubtful accounts as of December 31, 2021 or 2020.

Fixed Assets

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixture	5-7
Molding	3-5
Vehicle	5

Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower of cost or market, using the weighted average cost method. As of December 31, 2021, and 2020 the inventory was $2,121,540 and $889,922, respectively. As of December 31, 2021, and 2020, the Company determined there was no reserve for obsolescence necessary.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2021 and 2020, the Company had $38,338 and $27,271 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark related costs. Amortization expenses for the year ended December 31, 2021, and 2020 were $3,494 and $1,628, respectively. The Company evaluates the capitalized costs for impairment.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Investments

The Company accounts for investments which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2021, no impairment was recognized.

Revenue Recognition

The Company determines revenue recognition through the following steps:

1 - Identification of a contract with a customer
2 - Identification of the performance obligations in the contract
3 - Determination of the transaction price
4 - Allocation of the transaction price to the performance obligations in the contract
5 - Recognition of revenue when or as the performance obligations are satisfied.

In 2021 and 2020, GoSun Inc. pre-sold their products through its crowdfunding platforms, Indiegogo and Kickstarter. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $759,303 and $757,625 as of December 31, 2021 and 2020, which includes revenue from pre-sale campaigns and amounts received for products not yet shipped to customers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2021, and 2020 were $579,136 and $593,468, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

Research and development costs are expensed as incurred. The Company recorded $306,431 and $298,336 of research and development costs for the years ended December 31, 2021, and 2020, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carry forwards of approximately $277,944 as of December 31, 2021. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $58,368 as of December 31, 2021, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carry forwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. Quoted prices for similar assets or liabilities in active markets
II. Quoted prices for identical or similar assets in markets that are not active
III. Observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and
IV. Inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long-lived assets.

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31,	
	2021	2020
Equipment	23,127	$ 21,193
Furniture and fixtures	10,433	10,000
Molding	144,548	115,105
Vehicle	17,319	15,782
Total property and equipment	195,427	162,080
Accumulated depreciation	(137,872)	(97,621)
	$ 57,555	$ 64,458

Depreciation expenses for the year ended December 31, 2021, and 2020 were $40,251 and $35,206, respectively.

NOTE 5 — INVESTMENT

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

NOTE 6 — DEBT

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $35,500, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act.

NOTE 6 — DEBT (CONTINUED)

The loan proceeds were used for payroll and other covered payments, and in October 2021, the Company was notified of full forgiveness of the PPP Loan.

NOTE 7 — STOCKHOLDERS' EQUITY

Capital Structure

As of December 31, 2021, the Company's amended and restated articles of incorporation authorized the Company to issue 25,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, $0.0001 par value.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The preferred stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at liquidation preference of $1.00 per share.

During 2019, the Company started raising funding on StartEngine crowdfunding platform. As of December 31, 2020, the Company raised an aggregate of $1,067,393. Costs associated with the raise amounted to $79,533 and $56,607 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2020, the Company was waiting for $24,781 to be received from StartEngine. The amount has been recorded in other receivables. In 2021, the Company issued 16,973 shares of Common Stock to StartEngine upon completion of the offering.

In 2021, the Company initiated a crowdfunding raise of Preferred Shares. As of December 31, 2021, the Company raised an aggregate of $1,192,189 and issued 238,438 shares of Series A Preferred Stock. Costs associated with the raise amounted to $116,602 in 2021. As of December 31, 2021, the Company was waiting for $66,652 to be received from StartEngine. The amount has been recorded in other receivables.

In connection with the Preferred Equity Financing, the Company converted outstanding convertible notes and accrued interest totaling $590,604 into 720,465 shares of Preferred Stock (see Note 8).

In 2021, an option holder exercised his options for 25,000 shares of Common Stock for proceeds of $32,500.

NOTE 8 — CONVERTIBLE NOTE AGREEMENTS

During 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowd funding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date. The Crowd Note agreements become convertible into shares of the Company's Common Stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

NOTE 8 — CONVERTIBLE NOTE AGREEMENTS (CONTINUED)

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,433 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a sixty-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2020, $479,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $30,143 for a carrying balance of $449,289. Amortization on these discounts of $18,087 was recognized during the year ended December 31, 2020. As of December 31, 2020, the Company had accrued interest of $77,912 pertaining to the notes.

In 2021, upon the Company's Preferred Equity Financing, the entire outstanding principal and accrued interest totaling $590,604 was converted into 720,465 shares of Preferred Stock. The remaining unamortized debt discount of $30,143 as of December 31, 2020, was amortized to interest expense.

NOTE 9 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 470,000 as of December 31, 2021. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2020, no awards have been granted under the 2020 Plan.

NOTE 9 - SHARE-BASED PAYMENTS (CONTINUED)

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2020, is as follows:

	2020
Risk Free Interest Rate	0.42%
Expected Dividend Yield	0.00%
Expected Volatility	50%
Expected Life (years)	5.77
Fair Value per Stock Option	$ 0.60

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2021, and 2020 is as follows:

	Options	Exercise Price
Outstanding, December 31, 2019	969,167	$ 0.18
Granted	1,525,000	1.30
Execised	-	-
Forfeited	(114,167)	$ 0.15
Outstanding, December 31, 2020	2,380,000	$ 0.90
Granted	-	-
Execised	(25,000)	$ 1.30
Forfeited	(350,000)	$ 0.72
Outstanding, December 31, 2021	2,005,000	$ 0.93
Exercisable, December 31, 2021	1,367,500	$ 0.70
Weighted average duration to expiration of outstanding options at year end during the year	7.3	

NOTE 10 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 4, 2022, which is the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

END OF REPORT

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GoSun Inc.

Solar is the Future, and GoSun is leading the Fuel-Free Frontier


gosun
Breakthrough
Solar Tech
Closing in 1 day

Website | Cincinnati, OH | CONSUMER PRODUCTS | CLEAN TECHNOLOGY

$1,650,035 raised

$1,069,393 previously crowdfunded

1,422 Investors	$59.9M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$3.93M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Portable power for people who want to live more independent, healthy and resilient lives. GoSun has developed breakthrough solar technologies that perform better than today's outdoor gear, meet your essential needs and produce no emissions.

Overview | Team | Terms | Updates 53 | Comments | Follow

Reasons to Invest

- The Outdoor Recreation Industry is ripe for investment. In 2019, outdoor recreation accounted for $459.8B and the industry has continued to soar throughout 2020. Solar and Climate Change investments are going viral; they more than doubled in 2020
- GoSun has a proven track record of growth, with $3.9M in revenue in 2020, over 100,000 products sold across 70 countries, and a 109% sales increase over 2019
- Experienced team (with multiple successful exits and public IPO's) has developed a process for launching innovations that power essential needs with renewable energy

Reliable Solar Power *more accessible for all*



A lean start-up approach helps GoSun move quickly to meet major consumer needs and markets with today's latest climate technology. Gaining traction initially with solar ovens, over the past few years, GoSun has expanded into portable fridges, lighting, charging, water purification, tiny houses and is now addressing power generators.

THE PROBLEM

Our world needs more *distributed, clean energy*

Rewards

Get rewarded for investing more into GoSun Inc.:

$250+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+ Investment
First Tier
Investments start at $250 minimum, all investors receive the GoSun VIP Preferred Pass to get 10% off anything at gosun.com

$1,000+ Investment
Second Tier
GoSun Go Package: package includes an ultra-portable solar oven, valued at $139

$2,500+ Investment
Third Tier
GoSun Sport Pro Pack: valued at $379

$5,000+ Investment
Fourth Tier
5% bonus shares + Ultimate Fusion Bundle: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, 30watt flexible solar panel, carrying case and two small solar lights. Valued at $1,014

$20,000+ Investment
Fifth Tier
10% bonus shares + Complete Solar Kitchen: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, GoSun Chill ice-free portable fridge and collapsible 60watt Solar Table. See move below!


Dirty Water

Traditional energy sources cannot keep up with today's needs because they are vulnerable, inconvenient, and harmful to our environment. Grid power cannot be trusted with its long, complicated, and often compromised supply chain (Source). Centralized utility power has stripped individuals of freedom and locked us into unnecessary, expensive, long-term debt (Source).

When headed outdoors, we are forced to compromise too many comforts of home unless we bring an expensive RV or boat. Again, we are left vulnerable, buying more supplies everyday and throwing single use items in the trash after use. Thriving while off-grid should not be difficult.

THE SOLUTION


GoSun's Solar Gear
no fossil fuels, no grid, no resupplies
Brew
Flow
Fusion
Power 266
Solar Table
Chill

Combining the latest in solar, energy storage and electronics, GoSun builds consumer products that meet essential needs and are better than today's incumbent without compromising quality, performance or affordability. Not only do these portable devices make it easier to enjoy the outdoors, they are also capable of answering the call during times of need.

GoSun has developed a formula for launching clean tech innovations thanks to an experienced team, a robust online community, and an international presence. By listening to customers in a massive online community, GoSun has leveraged insights to become a hub of clean living on the Fuel-Free Frontier. These durable, portable power solutions fit into both outdoor recreation and emergency preparedness markets.


gosun
Beach

OUR TRACTION

Proof is in the numbers.
profitable, high growth, disruptive


$3.9m
2020 revenue
109%
growth
2019 - 2021
70+
countries
100k
units sold
-$1.9m
cost of goods
sold

Growth is the DNA of GoSun and now is time to scale. Consumers demand cleaner products and GoSun is fine tuned to rise to the opportunity. In a few years, GoSun has become the first consumer solar products manufacturer to break into mainstream markets. Centered around enjoying clean power, food and drink while outdoors, business **more than doubled** during COVID-19 pandemic. With more innovation on the way, GoSun anticipates these growth trends to continue.

Community of Customers



"I love that this product WORKS. The GoSun Go exceeds my expectations.

Nicole E.

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success."

People are seeking more resilience and healthy living. GoSun creates innovative solutions that allow consumers to explore the solar future while meeting their immediate needs. Through powerful new online tools, customers share how GoSun products are perfect for off-grid adventures or for everyday use.



+200k Email & SMS Subscribers
+250k Social Media Followers
+7k Online Community Group Members

GoSun has empowered a large, engaged audience who've supported nine successful product launches, putting the company in the **top one percent of all crowdfunding innovators**. By focusing on real customer's needs, GoSun has grown a lovable and valuable brand identity with a wide customer base.

AWARDS

CES Innovation Awards 2021 Honoree | CES Climate Change Innovator Award 2019 | Consumer Technology Association Small Business of the Year 2017 | Fast Company World Changing Ideas Awards 2017

**Award sources include CES 2021, CES 2019, CTA 2017, Fast Company 2017.*

Breakthrough innovations get attention. GoSun has appeared on Top Chef, Science Channel's All American Makers, The Henry Ford's Innovation Nation and many news channels. Media coverage in major publications has driven a ton of eyeballs to witness GoSun and dream of the brighter future.

GoSun has been featured in publications by dozens of renowned companies and organizations.

American Red Cross, National Geographic, United Nations Foundation, Forbes, Inc., Daily Mail, BBC, Discovery Channel, Fortune, BuzzFeed, Men's Journal, Today, Fast Company, uncrate, New Atlas, treehugger

> "People can now improve their lives without fossil fuel."

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success."

More than just annual revenue growth and awards recognition, GoSun is committed to assisting in disaster relief efforts and establishing social enterprise in emerging markets. GoSun is one of the first solar manufacturers awarded by the United Nations Clean Cooking Alliance, UNDP and the American Red Cross. GoSun is currently building a presence in several developing countries to introduce low cost solar solutions.



Patrick Sherwin (Founder and CEO) works with non-profits in Haiti.

THE MARKET


$460B
Outdoor Recreation
$117B
Disaster Relief

**Date based on sources from DNV and Our World in Date.*

Solar is the future for *recreation, prep. and aid markets*

Expanding beyond recreation, GoSun is meeting needs in Emergency Management. This is already a $117.2B industry and increasing with the effects of Climate Change. As the world moves away from burning fossil fuels, the Solar Energy Industry is predicted to grow 6,500% through 2050 (Source). Finally, in emerging markets overseas, about one billion people live without access to electricity and three billion people still burn wood and charcoal to cook everyday (Source).

Reported Natural Disasters


400
300
200
100
1970
1978
1986
1994
2002
2010
2018

Worldwide Photovoltaics Growth


700
600
500
400
300
200
100
2006
2008
2010
2012
2014
2016
2018
2020

WHAT WE DO

Innovation machine for *consumer solar solutions*






GoSun is quickly becoming the household name for portable, reliable solar products for recreation, emergency, and off-grid applications. Through community engagement GoSun is the center of a value hub that relies on customer feedback, technological opportunities and market trends. As a result, the new clean technologies, championed by GoSun, are affordable and capable of meeting our everyday needs.

GoSun products allow people to:
Thrive off-grid - Our products work during power outages
Avoid messes - No smoke, no melting ice, no waste, plus a portable sink
Save money - Sustainable energy saves time, money, and resources
Help the climate - Solar power reduces environmental impact
Live healthier - More nutrients, less carcinogens
Prepare for change - Build resilience with available, versatile power sources



GoSun solar appliances let you...

- Cook without fuel, smoke or fire
- Keep food and drinks cold without ice
- Charge your cell phone and laptop without grid or generator power
- Brew coffee in an all in one travel mug without a stove
- Purify water with only a little bit of sunshine
- Shelter in a tiny house that does not need grid power or water service
- Portable solar generator makes the noisy gas generator obsolete
- Travel with a solar kitchen that doesn't need gas or cords
- Beat the heat on a warming planet


Ovens
Lighting
Power
Coolers
Homes
Water
Generators
Trailers
Cooling
RVs
2017
2018
2019
2020
2021
2022

THE BUSINESS MODEL

Portable Power for the People


Planet
People
Profit

People want better products, made with better missions. The outdoor gear industry lacks clean tech products that are both affordable and consumer friendly. GoSun builds solar gear that is high quality, high performance and affordable.

GoSun's solar products align with all 17 of the UN SDG's because they are free to use, produce no emissions, improve health, empower women + children, and save time + resources.

GoSun's solar products align with all 17 of the UN SDG's because they are free to use, produce no emissions, improve health, empower women + children, and save time + resources.

In the humanitarian realm, GoSun products are geared towards both disaster relief and areas of the world with vulnerable or limited energy sources.

SUSTAINABLE DEVELOPMENT GOALS

Institutions are seeking solutions that support a triple bottom line, creating a positive impact on: Local Economy, Environment and Human Health. GoSun's salesforce has value engineered products for governments, large NGO's and relief agencies.

Institutional Partners

Retail Channels

GoSun Sales Channels:
Website. gosun.co
Online retailers.
Crowdfunding platforms. Kickstarter, Indiegogo, & more.
Nationwide dealers.
International distributors.
Institutions. Governments, GEM, American Red Cross, & more.



Developed World
Adventure
Independence
Sustainable
Developing World
Human Health
Energy Access
Social Impact

COMPETITIVE LANDSCAPE

There is *only one GoSun*



AFFORDABLE
FOSSIL FUELED
ECO FRIENDLY
EXPENSIVE

GoSun is a pioneer in creating, engineering, and building consumer solar products. By focusing on meeting customer's essential needs, GoSun builds a more identifiable brand compared to other companies who are only providing solar power. When compared with existing product's lifetime cost of ownership, GoSun is far more eco-friendly and affordable. Like Tesla's electric vehicles, GoSun's products are better than the incumbent without compromising convenience or performance.

HOW WE ARE DIFFERENT

A better way to *cook*



GoSun Solar Ovens are a game changer when cooking outdoors. They produce the juiciest and tastiest food you'll ever make. With five patents and six trademarks, GoSun's innovative approach to harnessing solar energy sets it apart from the other solar solutions on the market. Prior to GoSun, solar ovens were slow, bulky and impractical. GoSun solar ovens are fast, portable and convenient, plus they are safe to touch even while over 500°F (260°C). Our breakthrough solar cooking technology is:

- Fast & Safe. Meals in minutes, but always cool to touch.
- Versatile. Steams, bakes, roasts, and boils using only the Sun.
- All-Weather. Near perfect insulation so that no weather is too cold.
- Cook Day or Night. The world's most efficient oven, solar and electric hybrid.



A better way to *cool*



The GoSun Chill is more than a cooler, it's an off-grid refrigerator without the noisy generator. These Solar Coolers don't need ice, in fact, they can make ice. A portable 12V fridge designed to keep food cold or frozen, dry, and organized. Say goodbye to fishing for soggy sandwiches in a pool of hotdog juice, the solar alternative has arrived.

A cooler that runs on the Sun is better because:

- No Ice. More space, less weight and fresher food.
- Sustainable. Primary power: Sun | Back-up power: 12 Volt & AC.
- Lasts Longer. Keeps foods frozen for hours.
- Charges Devices. Includes integrated PowerBank (lithium ion battery).



Messy
Clean

*The above graphic contains images of our beta product which is currently in production.

A better way to *power*



GoSun knows today's best solar and battery technology. A series of powerbank solutions unleash the freedom of portable power to keep you going while off-grid. From small to large, these devices are making gas generators obsolete. Capable of charging laptops, tablets, cameras, phones, lights, and other devices - just plug in anywhere, anytime.

A generator that runs on the Sun is better because:

- No noise, no fumes, no fuel. Silent and steady operation.
- Sustainable. Primary power: Sun | Back-up power: 12 Volt & AC.
- Lasts longer. No moving parts, very low maintenance.
- Charge multiple devices at once. AC, DC, USB



A better way to *filter*



Water is key to life, so GoSun has built a purification and sanitation system that supplies your off-grid water needs. Joining a USB powered pump to a small solar power bank provides months of fresh drinking water. A kitchen sink that fits in your backpack, GoSun Flow sets up in seconds and can also turn into a shower.

A water system that runs on a micro pump is better because:

- No hand pumping, no waiting for chemicals to sterilize drinking water
- Versatile. Water purifier, kitchen sink or shower
- Conserves water during usage so you don’t break your back hauling
- Set up a sanitation station anywhere to wash hands and gear

A better way to *live*



Tiny Houses are sweeping the nation, for good reason. Downsizing makes like easier and more free. The GoSun Dream is an off-grid, solar, smart home that can be placed almost anywhere to become a: vacation home, rental, office, mobile home/RV. It brings its own power, water and waste management so you’re independent and autonomous.

A tiny house that runs on the Sun is better because:

- No need for utilities, the Dream makes its own power
- Hybrid solar + electric oven, solar cooler, water system, & energy storage.
- All services hooked up: onboard water, electricity, heating and cooling.
- GoSun portable products can be used in or outdoors







OUR TEAM

Team of dedicated, courageous *solar energy leaders*



Experienced designers, engineers, and change-makers, GoSun's team is intent on serving the world with unparalleled clean power solutions. Through collaborations and by living with their creations, GoSun's tight knit team is able to make innovation happen quickly.

Fast, nimble, and well connected; when GoSun sees an opportunity, we go for it.


gosun







WHY INVEST

GoSun is leading *The Solar Future*

With a growing awareness of Climate Change and natural disasters, consumers are seeking more efficient, self-reliant products. GoSun is seeking investors who want to help us in creating and delivering real solutions. GoSun's solar products are easy, fun to use and they actually work better than conventional products.



The concept sketch above depicts GoSun's capabilities; the lightweight camping trailer can be set up in just 30 minutes, providing: cooking, water purification, cold storage, wash station, prep area and solar + battery power supply. Users can have more fun in the Sun and rely on the trailer to be prepared for anything.

Mainstream consumers are demanding cleaner, healthier products and institutional investors are seeking environmental and social impact. GoSun allows the solar energy boom to meet everyday consumers. The company and team have grown strong over the past few years, now they are ready to scale. **GoSun stands in the intersection where sustainability and profitability meet.**

Signed to Trade on StartEngine's Secondary Market

Securities purchased in a regulation crowdfunding ("Reg CF") offering such as this one cannot be resold for one year. This means that even if the company successfully lists on StartEngine Secondary, you will not be able to quote securities purchased in this offering for sale until at least one year after the purchase has occurred.

Additionally, while the company has signed a quotation agreement to trade the securities offered on StartEngine Secondary's new alternative trading system (the "ATS"), a company that intends to be quoted on the marketplace will be subject to certain requirements which the company may or may not be able to satisfy in a timely manner. Even if a company is qualified to quote its securities on the market, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

Meet Our Team



Patrick Sherwin

CEO, Director and Secretary

Patrick is a seasoned inventor and designer of solar products. He lived off-grid with solar on a island in the Bahamas for almost four years. As a veteran solar engineer, Patrick holds several patents and has extensive small business, project management, and sales experience. Patrick's entrepreneurial spirit and determination drives the company forward.



Gary Starr

Business Development

Gary has sold over $100 million of environmental products both domestically and internationally. He is experienced in market entry, business growth,, international sales, branding and business growth financing and management. Gary has had several successful company exits, and been the CEO of two companies that became public



Weifeng Zheng

Director of Production

Experienced in all facets of procurement, engineering and production. Weifeng gets more done in an hour than most can do in a week. Heads up GoSun's assembly and QC operations in Asia.



Peter Harten

Chief Operations Officer

Built for leading teams and getting things done, there is nothing that gets in Peter's way. From product inception to a product at your front door, he brings compassion, tenacity, and a detail orientation into every step, often making last minute miracles happen at the helm of our operations.



Danny Young

Lead Engineer

Danny brings almost 15 years experience in the solar industry to help GoSun design and build great products. A mechanical engineer and scientist at heart, Danny manages GoSun's manufacturing and production teams.



Emily Zaebst

Director

With GoSun from our early days, Emily has an uncanny ability to anticipate the needs of our business, thus keeping us on the right path. She looks after the team like a mother goose, always encouraging fledglings to fly.



Glen MacGilivray

Director and Advisor

Glen is a successful engineer and serial entrepreneur. His career in aerospace, material science and nuclear supports GoSun's high level engineering challenges. He has operated solar energy businesses in Africa.



Christine Barnett

Director of Finance

Bringing two decades of experience in accounting, analytics, risk assessment and financial management, Christine keeps GoSun's cash flow and balance sheet in order while maintaining a keen eye on costs, margins, operating rhythms and big picture trends and opportunities.



Harshit Kumar

Mechanical Engineer

Helping create GoSun's new products, Harshit brings a high degree of versatility and optimism to each project. As a recently graduate from Columbia University, he is well versed in today's technology and breakthroughs.



Ashton Bryant

Director of Customer Relations

A solid and fulfilled individual himself, Ashton leverages this foundation to be sure every GoSun customer is getting what they need and deserve. With incredible empathy and open heart of service, Ashton does the right thing, every time.



Cydney Leonard

Project Manager

If you want it done on time, ask Cydney. She knows her way around GoSun's lateral organizational chart and often comes up with the solutions directly. With background in HR and psychology, her strength in her team.

Offering Summary

Company	:	GoSun Inc.
Corporate Address	:	1217 Ellis Street, Cincinnati, OH 45223
Offering Minimum	:	$10,000.00
Offering Maximum	:	$3,930,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Preferred non-voting
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	786,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$59,891,925.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Live Offering Company Perks:

Investments start at $250 minimum, all investors receive the GoSun VIP Preferred Pass to get 10% off anything at gosun.com

$1,000 | GoSun Go Package: package includes an ultra-portable solar oven, valued at $139

$2,500+ | GoSun Sport Pro Pack: valued at $379

$5,000+ | 5% bonus shares + Ultimate Fusion Bundle: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, 30watt flexible solar panel, carrying case and two small solar lights. Valued at $1,014

$20,000+ |10% bonus shares + Complete Solar Kitchen: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, GoSun Chill ice-free portable fridge and collapsible 60watt Solar Table. Let's you cook, cool, and charge - anytime, anywhere. Valued at $1,699 And

Free weekend staycation at GoSun Tiny House

* International investors will be contacted individually to resolve shipping and logistics.

*Perks are by threshold and won't include lower tiers.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GoSun will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock shares at $5.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Supporting Ukraine, Ending Oil Dependency

3 days ago

The Time Is Now

It is time to stop greedy, petro-state aristocrats. It is time to be truly energy independent, with renewable energy from solar, wind, geo, bio, and storage (plus a lot of energy efficiency efforts). It is time to be honest about the science of climate change. It is time to stop living in fear of war, terror, bullies, and power outages. It is time to put our money where our future sustains life on the planet.

Ukriane's future is in flux now, but we all share a future on this planet we must protect. These acts of fossil fueled aggression must be met with decisive action along a new way of thinking. Instead of sticking to the status quo, **it is absolutely time** for people, companies, and governments to **invest in a clean technology future**, freeing up the capital necessary for quickly retooling our energy systems to renewables.



GoSun Brings Portable Power for the People

The transition to a clean, secure, and prosperous future is simple; the aristocrats driving their personal interest are not. Rather than waiting for government leadership to turn the ship toward clean tech., GoSun has been creating real solutions to provide people the access to reliable, highly capable solar products they deserve.


POLLUTING ENERGY
FINITE SOURCES
CLEAN ENERGY
RENEWABLE SOURCES

Let's Break Free of Fossil Fuels Now

We applaud the USA for moving away from Russian oil which previously supplied 7% of US oil or some 209,000 barrels a day. With **around 40% of Europe's oil and gas** imported from Russia, governments are scrambling to find alternatives. European Union ministers met Monday in Brussels to discuss how to break the dependency.

"Every day, the EU spends 350 million euros, which we give to the Russian system, to be able for them to invest in arms, and attack Ukraine." Time to **get off of oil and go with GoSun, go solar now**!


Q: How do we move on?
A: The Sun.

Sunflowers and Solar Power for Ukraine

The Sunflower is Ukraine's National Flower, so GoSun is now **adding two packets of sunflower seeds into every order**, while supplies last. 🌻 Plus, *over the next 30 days*, GoSun will be sending a portion of all order proceeds to GEM to help Ukrainians in this crisis.

Clearly, there are not enough flowers in Russia, but there is enough dirty oil to drive dependence for decades. At GoSun, we seek to **end our reliance on fossil fuels** (with gratitude for propelling us this far). GoSun is working to accelerate the shift to cleaner, smarter energy sources, thus preventing us from relying on someone or somewhere else for energy.

Since you are a stakeholder in GoSun, we are extending a 15% OFF promotion here when buying anything from us at www.gosun.co Use promo code "INV1522" in the checkout and let's work to build a brighter future.

Respond with Renewables

11 days ago

Hello StartEngine Stakeholders,

We are in a pivotal moment where we get to choose / create the future we wish to see. Much of our shared frustrations are because we lack control over our energy future. We are dependent on others: utility companies, refineries, freighters, Russian and Saudi oil, gas stations, etc. Rather than concern ourselves with rising gas prices, how about eliminating gas, and why don't we make our own energy right here at home?

According to Bill McKibben, renewables are how we defeat Putin and other petrostate autocrats



SALT LAKE
CITY WEEKLY
CITYWEEKLY.NET
INDEPENDENT NEWSPAPER
GoSun
fossil
fuels
POWER
STRUGGLE

Is A Solar Powered Future Possible?

A prominent Stanford professor says it's totally possible to make a transition to renewable energy. ***Marc Jacobson*** notes that the U.S. can use 100% renewable energy by 2050. He recommends a full transition of the electric grid by 2035 with about 80% of that adjustment by 2030.

One of the key takeaways from Marc's study relies on the use of batteries to integrate with intermittent renewable energy in serving our needs 24/7. The same is true for GoSun's Mini Grid, where our Powerbanks become a hub of energy storage to run your highly efficient appliances day or night, indoors and outdoors.

The moral of the story is that we can do something to break free of fossil fuels. A great way to thrive now and in the future is to make use of GoSun's products. So, if you want to be more independent and make a positive impact, we invite you to check out GoSun's range of products below: you can cook, shower, drink clean water, cool, the list goes on.

GoSun is committed to helping customers live more independent and resilient lives. We bring...

Portable Power to the People!

We promise you won't be disappointed.



gosun
gosun

Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GoSun Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GoSun Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

No Grid Power, No Problem

18 days ago

Hello StartEngine Stakeholders,

As conflict heats up with Russia and Ukraine, many are now living without utility power and basic services. Disaster situations like this are awful, and they also a proving ground for GoSun's off-grid technology.

Even today in the United States, our very important electric grid is unreliable, vulnerable, and antiquated. GoSun is not interested in fear based messaging, but we are big on disseminating real information to help you prepare. A basic grid failure is crippling, and yet our technology can allow you to thrive - perhaps sur-thrive.


Never turn
your back
on the sun.

GoSun Delivers.

Gaining significant traction, GoSun has sold over 100,000 products, bringing in over $20M in sales, and developed a rapidly growing customer base. At GoSun, we want you to be ready for change and while you're at it, we hope you have tons of fun.

We're focused on portable and durable products that meet everyone's essential needs, like cooking, cooling, cleaning, and purifying water. We have something for everyone to experience the joy and real power of the Sun.

- We cook without fuel, smoke, or fire
- We keep food and drinks cold without ice
- We charge our cell phones and laptops only with the energy from the Sun
- We brew coffee without a stove - because we want to keep you going strong
- We purify water with only sunshine
- We make water with nothing but air and power
- We keep you warm without burning gas, coal, or fire

Enjoy some Free February Deals

GoSun is having a big sale throughout February on our bestselling solar gear. These deals last until Monday:

Buy Flatware + Get Free Flatware
Buy Go Pro Pack + Get Free Tongs
Buy Sport Pro Pack + Get Free Flashlight
Buy Fusion Pro + Get Free Tilt Kit
Buy Chill + Get Free SolarPanel 30
Buy Chillest + Get Free Power 266
Buy Power 550 + Get Free SolarTable 60

What others are saying

- https://www.digitaljournal.com/pr/gosuns-new-battery-heated-electric-blanket-is-portable
- https://thegadgetflow.com/blog/most-sustainable-kitchen-gadgets-accessories-that-can-truly-change-way-you-live/


x2
gosun


x2
x10

Ch- Ch- Ch- Changing

25 days ago

Things are heating up and GoSun is on the job. Climate Change is epic and making an effort to limit its effect should be a common goal.

GoSun is one of the leading companies in the fight against climate change.

If you are interested in an investment opportunity that is making a real impact, then please consider GoSun.


Interested in a Climate Change
Investment Opportunity?
GET STARTED WITH
GOSUN!
INVEST IN GOSUN

With a strong team, clear vision, and burgeoning market, GoSun is ready to scale. Let's build a better future together with **Breakthrough Solar Technology.**


The game-changer when it comes
to cooking outdoors
DISCOVER MORE

Why should you consider GoSun?

We have an innovative, process oriented approach towards climate change solutions. We are currently in the **top 1%** of all crowdfunding innovations, having successfully crowdfunded 10 products on Kickstarter and Indiegogo.


Say goodbye to driving into town to re-up on ice
DISCOVER MORE

Why should you invest?

The outdoor recreation industry has now emerged as one of the top niches to invest in, with revenues of $459.8B. Connect that to the massive need for clean technology and solar power, and you have a win-win. **GoSun stands in the intersection where sustainability and profitability meet.**


A solar water purification system + shower
DISCOVER MORE

What makes GoSun's products different?

Clean, more reliable, and more convenient, GoSun's innovative products help people thrive while off-grid without the traditional burdens of resupply, fuel, and disposable items. Not only during your outdoor adventures, your GoSun is there for you when you need it most, through power outages or disasters.

National TV Coverage, GoSun on CBS
Watch our recent episode on Henry Ford's Innovation Nation



WATCH THE VIDEO

Join Webinar in 2 Minutes

about 1 month ago

Please join the GoSun Investor Webinar at 8PM EST (5PM Pacific)

Use this Zoom Link - https://zoom.us/meeting/91772551528

Tune in, ask your questions, and hear directly from GoSun's CEO, Patrick Sherwin

Lots of growth and exciting developments on the way in 2022

Disrupt News + Register for Thursday's Webinar

about 1 month ago

Register to Join GoSun Investor Webinar on Thursday

Learn directly from our CEO, Patrick Sherwin, about the latest and greatest on the Fuel-Free Frontier. During this one hour Zoom session, you'll get see where GoSun came from and where we are going. Plus, this is a great chance to get your questions answered on anything GoSun related.

Thursday, February 10th, 8PM EST (5PM Pacific)

Register Here

https://www.eventbrite.com/e/gosun-investor-webinar-q1-2022-tickets-262750282167


Q&A
GoSun Investor Webinar
Thursday, Feb. 10th
8PM EST (5PM Pacific)

GoSun In The News

The interest of journalists, gear reviewers, influencers, and even solar oven enthusiasts has been pouring in lately. When you gain traction as an innovative consumer technology like GoSun, you will also gain a bunch of free press.

Here are a few of the latest pieces:

- Benzinga Spotlight Video
- Disrupt Magazine
- Big Blue Sun Museum Video


Interview with GoSun CEO Patrick Sherwin
Watch later
Share
Interview with GoSun
startengine.com/gosun
gosun
Watch on YouTube


Disrupt
We focus on meeting essential needs while off-grid. So, we have developed products that can do your cooking, cooling, charging, lighting, water purification, and sanitation. Plus, we have ancillary products, like a coffee brewing system and personal heating.
PATRICK SHERWIN
Founder and CEO of GoSun
www.gosun.co


Patrick Sherwin and GoSun: Vacuum Tube...
Watch later
Share
Watch on YouTube

New Product Launch + Investor Webinar on Feb. 10th

about 1 month ago

GoSun is hot!

...despite the winter weather sweeping across the nation. We are excited about the Year of the Tiger. It's going to be a big year of change and growth; starting with our very own, Cincinnati Bengals, who are on their way to the Superbowl. This proves change can happen quickly -Bengals went 2-14 in 2019 (2 wins, 14 losses) and 4-11 in 2020.



Here's 5 Ways GoSun is like the Cincinnati Bengals:

1. **Determined** - it takes strong beliefs and will power to go from nothing into something
2. **Hard Work** - everyone has to show up, communicate, and work towards a common goal, persistence pays
3. **Presence** - play by play, day by day, remaining fully connected and aware of the current responsibilities
4. **Surprising** - you cannot know what is coming, so you have to be nimble and highly responsive
5. **Optimistic** - believing things will get better, even when you are the under dog


Join GoSun
Investor Webinar
Feb. 10th, 8PM EST

Join our Investor Webinar next Thursday

Learn directly from our CEO, Patrick Sherwin, about the latest and greatest on the Fuel-Free Frontier. During this one hour Zoom session, you'll get see where GoSun came from and where we are going. Plus, this is a great chance to get your questions answered on anything GoSun related.

Thursday, February 10th, 8PM EST (5PM Pacific)

Register Here

https://www.eventbrite.com/e/gosun-investor-webinar-q1-2022-tickets-262750282167

Meet GoSun Blanket

GoSun is constantly innovating and improving the quality of outdoor life. It has been hard to watch as people freeze their tails off while stuck in their cars on the interstate or inside their homes during a power outage. So, we're doing something about it.

Now, with GoSun Blanket you can always access magical and immediate heat no matter how chilly it gets. A 12 Volt heated travel throw that keeps you warm during cold adventures so you can enjoy warmth wherever and whenever you need it. Blanket launch sale ends today.


Battery Heated Electric Blanket
Heated Blanket
Watch later
Share
Watch on YouTube
gosun

National News Coverage!!

about 2 months ago

GoSun featured on CBS and USA Today

Enjoy a deeper look into the GoSun Flow, a water purification and sanitation system that was featured on The Henry Ford's Innovation Nation. Innovation Nation is a weekly Saturday morning show on CBS that showcases present-day change-makers from all over the world who are **creating solutions to real needs.**



The 3-minute video segment is a bit of movie magic thanks to a full production crew visiting GoSun from Los Angeles. During the filming, Patrick Sherwin, GoSun CEO, and host, Alie Ward, actually drank water from a local creek that was filtered through the Flow. While drinking the polluted stream's water, Sherwin exclaimed, "this is one of my most proud products, it's something that **can actually give us that life force.**"


the Henry Ford
EMMY AWARD-WINNING
INNOVATION NATION
WITH MO ROCCA

USA Today



Top 10 renewable energy and solar companies to watch for in 2022

Level Up

Published 7:01 a.m. ET Jan. 14, 2022

Below copied from the article:

GoSun has developed solar appliances, portable solar panels and generators, helping customers live more independently and resiliently. As a result, there is no need for propane or fire, producing zero emissions. Additionally, each unit is equipped with battery packs to ensure use day or night. "Climate change is at code red for humanity, and the effect of hurricanes and wildfires are leaving millions without power. ***Clearly, it's time for GoSun's innovative, patented, life-changing and even lifesaving technology.*** *Now is the time to invest in a leading solar company and join the clean energy movement," said Patrick Sherwin, founder and CEO. @GoSun*

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GoSun Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GoSun Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

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Cary W. 20 INVESTMENTS 9 months ago Pinned by Company

Dear Patrick and the GoSun Team,

I'm am extremely excited about your business model and the radiant future ahead of GoSun. I see GoSun not only becoming a Unicorn, but a true game changer with the future of solar.

One quick question, if it takes multiple purchases (4 x $5K) to achieve Tier 5, which reward would will the investor receive? The Teir 5 reward or multiple Tier 4 rewards?

Thanks and here's to the amazing future success of GoSun! Cary

2 View 1 reply

William J. 1 INVESTMENT a day ago

Hello. I believe this company is using real innovation, and it's applied in the right market for the future. I'm excited to invest.

I agree with statements your company made in the offering details regarding your belief that the intellectual property of the enterprise is amongst its most valuable assets. It was also stated in the risk disclosures that you can't guarantee exclusivity due to the difficulty of defending trademarks, patents etc. in certain situations. I recall reading a paragraph where it was said you weren't sure if they were filed in the correct locations.

My question is, do you have any current or future plans to address the security of your intellectual property if possible? And are you able to confirm that the company patents and trademarks are filed correctly to give the best chance of defending them in the event that they become very valuable?

Thank you for the time you put into these questions Patrick! I believe in the future of this company.

0

Philip N. 11 INVESTMENTS 3 days ago

I absolutely applaud GoSun's recent update on Ukraine.

NEVER LET A GOOD CRISIS GO TO WASTE.

I'm perfectly ok with being a greedy green supporter than a dirty old greedy petro-chemical supporter.

KEEP UP THE GOOD WORK AND TAKE THIS THING ALL THE WAY TO THE SUN!!!

0

Edward N. 3 INVESTMENTS 6 days ago

You say with upper tiers you go to GoSun.com and get items. That website does not exist. Typos matter, like you, are trustworthy.

0 View 1 reply

Linda L. 1 INVESTMENT 7 days ago

I am wondering exactly which products are included in the Fifth Tier level of the current offering? I am struggling to find out which Powerbank or Powerbanks are actually included and if the Flow product is included. Thank you

0 View 2 replies

Lien V. 4 INVESTMENTS 17 days ago

Hello. I invested in $1000.00 in your company. I am wondering when I am going to get your gift.

0 View 1 reply

Yaelia M. 17 days ago

Hello! I have been eyeing you Go Sun for over a year since I funded the Sink/Filter/Water Pump from Indiegogo. I am looking to invest in the power generator + solar panels to power heating for my green house. I am also interested in investing in the whole line. My hesitation to invest and to buy more products is that I live in WA state and the sun here shows face maybe 6 or 7 months out of 12. Even as gray as it could be, would the products work? Thank you in advance for the response!

0 View 1 reply

Mohammed A. 3 INVESTMENTS 19 days ago
In one of the update it was mentioned that the financial results for 2021 will be published on February 22
Will it be published before the financing round closes?
0 View 2 replies

ryan g. SE OWNER 23 INVESTMENTS 22 days ago
I am an existing investor and I support "our" products but have had more than one bad experience with warehouse or shipping already. This is not giving confidence on follow-on investment (I probably still would because I still believe in the thesis and the team) but it has an impact. One of the issues was packaging (you wrapped FusionPro with so much plastic and stay there long enough that it was impossible to completely get rid of - had no choice but return and therefore more shipping cost for you. Second was Power1100 which was returned by Fedex before leaving your state. Package was returned and even after weeks you did not reach out to me. And more often than not I have to follow up every few days. I am not nitpicking but these limited interactions gives some concern in how you handle packaging/shipping and how that links to your customer support. I suggest you pay even more attention than you already do. Hopefully this gives you an opportunity to address those concerns. Still rooting for you but can be better.
1 View 2 replies

Raymond H. SE OWNER 4 INVESTMENTS a month ago
Will you guys be trading ok Startengine secondary soon?
0 View 1 reply

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if you had a chance to participate in one of the biggest Investment opportunities of 2021? According to the CEO of Rock Creek, climate change investments are those opportunities.

We are GoSun.

Unlike most solar companies, we are focused on portable, durable products that meet your essential needs like: cooking, cooling, cleaning and purifying water. Our products don't compromise convenience or performance, they are simply better than the status quo. Just like Tesla is a better car, people buy GoSun products because they are more efficient, more useful, and much easier.

So, why are they better? Well, we cook without fuel, smoke or fire.

We keep food and drinks cold without ice, so that it stays dry, clean and organized. Thanks to an on-board battery, you control the temperature with the push of a button. We charge your cell phone and laptop without grid or generator power so you can stay out longer. We brew coffee in an all-in-one travel mug without a stove, because we like to keep you going strong.

We purify water with only sunshine. We offer a tiny house that does not need grid power or water service, so it can be put anywhere while still bringing the comforts and performance of home and now we are bringing you a portable solar generator that will make the noisy gas generator obsolete.

All this technology is ultra-efficient and versatile so it runs on solar as well as being powered by lithium-ion battery, 12V and AC power.

How do we do this?

Our development team has the experience and know-how to get products to production quickly and our marketing team knows how to get ROI.

Why do we do this?

We have to figure out how to stop burning stuff. It is time to let the sun be our primary source of energy on the planet.

Did you miss out on the electric car boom? Now it appears that the solar boom has arrived, join us at GoSun.

Second video

We got a call from the American Red Cross, and they said "What do you have for us? We need solar stoves, because the power, water and all the fuel supplies wiped out in the Mariana Islands." I spent Friday night preparing everything at the warehouse and on Saturday morning they picked everything up it went on an airplane and flew out to the islands in the Pacific.

When you apply a bent towards using more sun, you end up with a product that often has a far better functionality. When you have a high efficiency appliance, then a small solar system can power that appliance. Right now we have a 30 watt flexible solar panel and a 150 watt-hour lithium-ion power bank that will fit in your pocket, and that little power bank mixed with that solar array can cook a meal for a family and keep drinks and food cold for days.

Our vacuum tube technology is very very efficient at collecting sunlight and turning it into heat, so you can cook a meal even on freezing cold days or cloudy days. GoSun has created the worlds best cooking appliance we just launched a cooling appliance, we have wonderful power and lighting solutions, and the next natural fit would be shelter.

Tiny houses are really helping to open up the door for the type of innovation that GoSun's already doing and we can incorporate all of the technology that we've studied and we've innovated upon into a tiny house. The time has arrived, where we actually really need to develop low-cost resilient technologies that will serve the masses and serve needs in a highly changing world.

We see solar-powered appliances everywhere in the future, if you look at like emergency management as an industry alone, our energy storage technology have a huge opportunity to help support people in crisis. You look at the housing issues, especially on the coast, our off-grid technology is a huge opportunity to address a crisis with respect to low cost available housing. And very few companies have built themselves into the heart of the American consumer in the thread of solar.

"GoSun" emerged as a really perfect name to exemplify what we do and what we are; portable, solar power, on a consumer level, small, sweet and effective. I believe that we will and should power the world with the sun. I think the sun should be relied on. And one of my big effects with GoSun is to get the sun into peoples lives in ways that they may not have otherwise experienced.

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